SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES 3Q06 RESULTS

Curitiba, Brazil, November 10, 2006- Companhia Paranaense de Energia- COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits, and distributes power in the State of Paraná, announces today its operating results for the third quarter of 2006. All figures included in this report are in thousands of Reais (R$1,000) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS
  COPEL’s consolidated financial statements present, in addition to the figures of the wholly-owned subsidiaries (COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações and COPEL Participações), those of Compagas, Elejor and UEG Araucária, companies in which Copel retains a majority stake.

  Net Operating Revenues: R$ 3,977 million in the 9M06, 11% up year-on-year.

  Operating Income: R$1,469 million in the 9M06, versus R$ 502 million in the same period of 2005.

  Net Income: R$ 932 million (R$ 3.41 per thousand shares) in the 9M06, versus R$ 309 million in the 9M05.

  EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 1,432 million in the 9M06, 77% up on the R$ 811 million reported in the same period of 2005. Excluding the gas purchase reversal effect in May, 2006, EBITDA would be R$ 1,133 million.

  Return on Equity: 23% p.a. Excluding the reversal effects, ROE would have been 13%.

  At the new energy auction on October 10, the consortium established between COPEL (51%) and ELETROSUL (49%) won the concession for the construction of the Mauá Hydroelectric Plant, on the Tibagi River in the state of Paraná, with an estimated installed capacity of 361 MW. On the same date, Mauá sold 192 MW (average) for delivery as of January 2011 for 30 years at R$ 112.96/MWh.

  Copel Distribuição’s grid market (TUSD), comprising the captive market and all free customers within the Company’s concession area, grew by 3.3% in the 9M06. Billed power consumption dipped 0.2%.

Investor Relations – COPEL
ri@copel.com
www.copel.com/ir

Companhia Paranaense de Energia – COPEL
3rd Quarter of 2006 Results

1. MAIN EVENTS

-.Results: In the first nine months of 2006, COPEL recorded net income of R$ 932.5 million (R$ 3.41 per thousand shares). Third-quarter net income totaled R$ 192.1 million.

- Reversal of provisions for the gas purchase agreement: As a result of the agreement entered into by COPEL, Compagas and Petrobras for gas supplies to Araucaria UEG and the approval by Aneel, through Order 769/2006 of April 13th, 2006, of the guarantees put up by COPEL, in May the Company reversed provisions that had been constituted for this purpose, as follows:

R$ million
HISTORY	AMOUNTS
Operating Expenses – Raw -materials	328.5
Operating Expenses - PASEP/COFINS	(30.4)
OPERATING RESULT	298.1
Financial Revenues - Discount Granted	283.2
Financial Expenses - Fine Reversal	72.7
FINANCIAL RESULT	355.9
Income Tax and Social Contribution	(230.2)
EFFECT ON THE RESULT	423.8

- Tariff adjustment: On 24 June 2006, COPEL has applied the rates approved under ANEEL Resolution no. 345, dated 20 June 2006, with an average 5.12% increase, out of which 4.91% refers to the annual tariff (IRT) and 0.21% to the tariff’s external financial components

- UEG Araucária: On 31 May 2006, COPEL assumed ownership of UEG Araucária, a thermal power plant, after acquiring El Paso’s quotas which represented 60% of the capital stock.

On September 9, following a request by the Ministry of Mines and Energy (MME) and the National Electric System Operator (ONS) in response to the severe drought that had been affecting southern Brazil, COPEL rendered Araucária operational to provide emergency power for the national grid.

- Electric power market: COPEL Distribution’s 9M06 grid market (TUSD) increased by 3.3% year-on-year to 15,339 GWh.

COPEL’s billed 9M06 power consumption totaled 13,978 GWh, 0.2% down year-on-year. Consumption by the residential, commercial and rural segments increased by 2.8%, 4.9%, and 2.4%, respectively, while that of the industrial segment fell 5.3% due to lower industrial output in the past few months and the departure of certain consumers for the free market.

- Fundão Hydroelectric Plant: The Fundão Plant, which is located on the Jordão River in Paraná, is part of the Elejor power complex and has an installed capacity of 120 MW. The first 60 MW turbine began commercial operations on June 22, and the second (also 60 MW) on August 3. In 2001, COPEL Distribuição signed a power purchase agreement for the acquisition of Elejor’s output.

- Debentures: On October 6, COPEL concluded its 5-year, R$ 600 million debenture issue, with corresponds to the balance of the R$ 1 billion program filed with CVM on April, 2005. The operation was led by Banco do Brasil, under a firm commitment scheme, with the participation of ABN-Amro Bank and Banif. This issue will yield 104% of the CDI (Interbank Deposit Certificate) with semi-annual interest payments. The funds will be used to pay off the debentures issued in 2002 and amortize 1/3 of the debentures issued in 2005.

- Mauá Hydroelectric Plant: At the third new energy auction on October 10, the consortium established between COPEL (51%) and ELETROSUL (49%) won the concession for the construction of the Mauá Hydroelectric Plant, on the Tibagi River in the State of Paraná, with an estimated installed capacity of 361 MW. The facility’s total power output (192 average MW) is committed under a 30-year contract, at R$ 112.96/MWh, with supply starting in January 2011.

- Third New Energy Auction: At the third new energy auction on October 10, COPEL Distribuição acquired 57.7 average MW from hydroelectric sources, at R$ 120.86/MWh for a 30-year period, and 54.3 MW from thermal sources, at R$ 137.44/MWh for a 15-year period.

-Workforce: COPEL closed the third quarter with 8,096 employees.

On September 30, COPEL Distribuição recorded a customer-to-employee ratio of 569.

COPEL’s workforce is distributed as follows:
  COPEL Geração = 969 employees
  COPEL Transmissão = 948 employees
  COPEL Distribuição = 5,838 employees
  COPEL Telecomunicações = 312 employees
  COPEL Participações = 29 employees

COPEL’s subsidiaries, Compagas, Elejor and UEG Araucária, had 75, 6 and 5 employees, respectively.

2. FINANCIAL AND OPERATING PERFORMANCE

Market Expansion

COPEL Distribuição’s grid market (TUSD), comprising the captive market and all free customers within the Company’s concession area, increased by 3.3% over the 9M05.

COPEL’s total billed power consumption came to 13,978 GWh in the 9M06, 0.2% down year-on-year.

Residential consumption, which accounts for 25.6% of COPEL’s market, grew by 2.8% in the 9M06. The figure would have been higher but for the water rationing caused by the drought in the South, which reduced power usage for heating water.

Industrial consumption, including COPEL Geração’s free consumers, accounted for 38.8% of the Company’s market in the 9M06, 5.3% down year-on year. The reduction was caused by:

(i) the drought and the consequent harvest failure;

(ii) the appreciation of the Real and its negative impact on exports; and

(iii) the decision of some customers to leave for the free market.

Commercial consumption, accounting for 18.1% of COPEL’s market, recorded the best performance among the major consumer segments, moving up 4.9% year-on-year, mainly pushed by the healthy service sector performance, plus the higher number of consumers (1.8% up on the 9M05).

The 2.4% growth in rural consumption, responsible for 7.7% of COPEL’s market, was primarily due to the prolonged drought, which demanded greater irrigation use.

In September, COPEL had 3,319,949 customers, 80,656 more than in September/05, an increase of 2.5% .

COPEL Distribuição’s Grid Market

						GWh
	3Q06	3Q05	Chg. %	Jan-Sept 06	Jan-Sept 05	Chg. %
Grid Market (TUSD)	5,112	4,910	4.1	15,339	14,842	3.3

Consumption per Segment

						GWh
Segment	3Q06	3Q05	Chg. %	Jan-Sept 06	Jan-Sept 05	Chg. %
Residential	1,191	1,153	3.3	3,583	3,486	2.8
Industrial (including free customers)	1,837	1,915	(4.1)	5,421	5,727	(5.3)
Commercial	819	767	6.7	2,530	2,411	4.9
Rural	335	327	2.4	1,077	1,051	2.4
Others	450	446	0.9	1,367	1,332	2.6
COPEL Total	4,632	4,608	0.5	13,978	14,007	(0.2)

Revenues

Year-to-date net operating revenues totaled R$ 3,977.4 million, 10.6% up on the R$ 3,582.6 million recorded in the same period in 2005.

The upturn was primarily due to:

(i) 4.4% average increase in the retail tariff as of August 1st, 2005 and 5.12% as of June 24, 2006. It is worth noting that COPEL Distribuição is currently applying the full rates approved by ANEEL Resolution 345 of 20 June 20, 2006;

(ii) higher “supply” revenue due to the end of the initial contract between Copel Geração and Copel Distribuição (excluded in the consolidated figures) and the consequent sale of average 368 MW energy at the first old energy auction for the 2006-2013 period. Revenue of R$42.8 million from Araucária’s emergency output as of September 09, 2006 was also booked;

(iii) the increase in “use of transmission plant”, due to the 9.1% adjustment ratified by Aneel Resolution 150, of July 1, 2005 and the tariff adjustment for distribution grid usage (TUSD) ratified by Aneel Resolution 345/2006; and

(iv) the increase in “piped gas distribution”, due to higher gas sale to third parties.

Gross Revenue

				R$ thousand
Revenues	3Q06	2Q06	3Q05	Jan-Sept 06	Jan-Sept 05
Residential	441,154	483,765	478,329	1,420,831	1,386,007
Industrial	441,869	436,680	445,126	1,286,886	1,203,751
Commercial	286,246	281,853	274,147	872,806	802,642
Rural	54,791	60,210	58,170	183,714	181,156
Other segments	112,641	114,632	113,669	337,216	319,732
Electricity sales to final customers	1,336,701	1,377,140	1,369,441	4,101,453	3,893,288
Electricity sales to distributors	364,357	289,094	236,673	935,138	701,393
Use of transmission plant	79,735	74,082	69,001	223,041	199,829
Telecom revenues	12,322	12,817	12,333	39,012	37,929
Piped gas distribution	59,150	55,847	47,927	164,949	132,406
Other	16,677	16,767	20,577	46,721	62,210
Total	1,868,942	1,825,747	1,755,952	5,510,314	5,027,055

Revenue Deductions

The table below shows COPEL’s operating revenue deductions:

				R$ thousand
Revenue deductions	3Q06	2Q06	3Q05	Jan-Sept 06	Jan-Sept 05
ICMS	360,573	352,662	355,696	1,070,001	1,011,531
PASEP/COFINS	120,217	169,284	137,954	418,363	313,956
RGR	15,731	11,473	16,169	42,304	47,648
Other	449	512	19,834	2,253	71,282
TOTAL	496,970	533,931	529,653	1,532,921	1,444,417

Operating Expenses

Year-to-date operating expenses totaled R$ 2,820.7 million, 6.5% less than the R$ 3,017.1 million recorded in the 9M05. The main variations were:

  “Energy purchased for resale” fell 6.6%, mainly due to alterations in the methodology for calculating the CVA, authorized by Aneel in Technical Note 175 of June 2006. The main amounts booked were: R$ 235.8 million from Itaipu, R$ 168.5 million from Cien, R$ 65.7 million from Itiquira and R$ 470.7 million from the energy auction. In addition, R$ 55.1 million was booked as passive CVA.
  The 9.1% increase in the “use of transmission grid” item was due to the tariff adjustment granted by Aneel Resolution 150 of July 1, 2005, in addition to remuneration from new transmission assets and the net effects of CVA;

  “Personnel” expenses moved up by 7.9% due to the October/05 5.9% pay rise and the increase in the number of employees.

  The 22.4% upturn in the “pension plan and other benefits” line was mainly a result of the booking of estimated costs for 2006, according to actuarial criteria, in compliance with CVM Deliberation 371/2000.

  The balance in the “raw material and supply for electric power production” line reflected the reversal of R$ 298.1 million due to the agreement established in May between COPEL, Petrobras and Compagas, related to natural gas for the Araucária Plant.

  The “natural gas and supply for the gas business” line refers to all the gas acquired by Compagas from Petrobras. The decline was due to the termination of the gas purchase contract for UEG Araucária. Since June 1, 2005, events regarding the gas purchase and transportation have not been billed. As of September 9, 2006, UEG Araucária began to operate under emergency conditions at the request of the by ONS.

  The increase in “third-party services” was mainly due to higher costs from mail, technical consulting, data processing and transmission, and travel.

  The upturn in “depreciation and amortization” was caused by the entry of new fixed assets in use related to Elejor and UEG Araucária.

  The increase in “regulatory charges” was chiefly due to the higher amount booked under the Energy Development Account (CDE), Fuel Consumption Account (CCC) and the incentive program for alternative energy sources (Proinfa). The total amount booked in the 9M06 comprised R$ 189.0 million under the CCC, R$ 119.6 million under the CDE, R$ 27.3 million as financial compensation for the use of water resources; R$11.8 million as Aneel’s oversight fees; and R$ 6.9 million under Proinfa.

  The figures under “electric efficiency and development research” obey the criteria for investments in such programs as defined in Aneel Resolution 176, of December 28, 2005.

  The “expenses recovered” line presented growth of 73.2%, primarily due to the reclassification of the CCC Subsidy under “other operating expenses”, as determined by Aneel Resolution 473 of March 06, 2006.

  The increase in the “other operating expenses” account was mainly due to provisions for contingencies related to the Energética Rio Pedrinho (R$ 25.0 million) and the Consórcio Salto Natal Energética (R$ 23.8 million).

Breakdown of Operating Expenses

				R$ thousand
Operating Expenses	3Q06	2Q06	3Q05	Jan-Sept 06	Jan-Sept 05
Energy purchased for resale	368,197	327,611	344,808	1,055,363	1,129,427
Use of transmission grid	128,585	122,501	152,083	409,146	375,052
Personnel	136,524	139,240	122,588	406,277	376,612
Pension plans and other benefits	29,276	29,483	24,736	90,264	73,765
Material	16,133	17,228	13,563	49,439	44,287
Raw material and supply for electric power production	4,002	(294,839)	50,269	(284,691)	59,601
Natural gas purchase for resale and supplies for the gas business	63,131	27,608	(23,124)	114,420	117,596
Third-party services	61,223	51,860	50,362	164,180	143,827
Depreciation and amortization	99,164	90,257	83,518	274,858	245,064
Regulatory charges	132,985	84,458	114,072	354,625	332,021
Electric efficiency and development research	12,687	6,370	4,005	41,684	9,387
Taxes	652	133	34,231	5,895	43,701
Expenses recoverable	(10,159)	(9,679)	(5,733)	(32,968)	(19,031)
Other operating expenses	33,737	117,276	21,927	172,159	85,824
Total	1,076,137	709,507	987,305	2,820,651	3,017,133

CVA (Deferred Regulatory Assets)

The following table shows the changes in balances from deferred tariff costs updated by the SELIC interest rate in the 9M06:

				R$ thousand
Parcel A Movement	Balance	Deferral	Amort.	Monetary	Transf.	Balance
	12/31/05			updates		09/30/06

Asset

Purchase energy (Itaipu)	22,712	40,331	(38,967)	11,148	-	35,224
Transport of purchased energy	3,227	2,353	(3,011)	728	-	3,297
Use of transmission grid charges	70,293	13,073	(82,760)	9,621	5,821	16,048
Energy Development Account – CDE	16,525	23,016	(22,894)	4,941	-	21,588
Electric Power Services Fee – ESS	10,443	6,792	(14,566)	3,590	-	6,259
Fuel Consumption Account – CCC	13,546	25,006	(15,094)	2,763	-	26,221
Proinfa	-	13,105	(3,179)	775	-	10,701
TOTAL	136,746	123,676	(180,471)	33,566	5,821	119,338

Liabilities

Energy purchased for resale	48,936	112,146	(57,084)	21,888	-	125,886
Itaipu	41,640	(22,530)	(18,991)	(119)	-	-
CCC	-	9,308	-	90	-	9,398
Use of transmission grid charges	-	(774)	-	781	5,821	5,828
TOTAL	90,576	98,150	(76,075)	22,640	5,821	141,112

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$1,431.6 million in the 9M06, 76.6% up on the R$810.6 million posted in the same period in 2005. Excluding the reversal of the gas acquired by UEG Araucaria, EBITDA would have totaled R$ 1,133.5 million.

Financial Result

Financial revenue moved up 125.3% over the 9M05, primarily due to the May booking of R$283.2 million related to the discounts obtained in the negotiations between Copel, Petrobras and Compagas on the gas purchase agreement for UEG Araucária; increased interest from financial investments due to a higher cash position in the period; and gains from derivative operations.

Financial expenses fell by 13.3%, essentially due to the reversal of R$ 72.7 million in delinquency fines from the gas purchase contract with Compagas.

Operating Result

COPEL’s 9M06 operating result totaled R$ 1,468.7 million, directly influenced by the reversal of amounts related to the UEG Araucária gas contract. However, even if we ignore this effect, the period operating result was still 62.3% up year-on-year.

Non-operating Result

The 9M06 non-operating result reflected the net effects of write-offs of assets and rights registered under permanent assets and R$ 41 million in equity loss from the accrued losses recorded by UEG Araucária.

Net Income

COPEL recorded a year-to-date net income of R$ 932.5 million, including the net effects of the UEG Araucária gas contract (R$ 423.8 million). Excluding these effects, net income would have totaled R$ 508.7 million, 64.5% up on the R$ 309.1 million recorded in the 9M05. In the 3Q06, net income totaled R$ 192.1 million.

3. BALANCE SHEET AND CAPEX

Assets

On September 30, 2006, COPEL’s total assets stood at R$ 11,342.5 million.

COPEL’s 9M06 capex totaled R$ 777.7 million, R$ 4.4 million of which allocated to power generation projects, R$ 105.3 million to transmission projects, R$ 214.8 million to distribution works, R$ 19.6 million to telecommunications and R$ 433.6 million to the acquisition of UEG Araucária. Elejor and Compagas, whose balance sheets are consolidated with COPEL, invested R$ 58.6 million in power generation and R$ 8.5 million in gas pipelines, respectively.

Liabilities and Shareholders’ Equity

On September 30, 2006, COPEL’s total consolidated debt amounted to R$1,941.6 million, representing a debt/equity ratio of 30.8% . Excluding Elejor’s debt, COPEL’s debt/equity ratio would have been 25.7% .

COPEL’s shareholders’ equity came to R$ 6,310.6 million, 15.9% more than in September/05 and equivalent to R$ 23.06 per thousand shares.

Debt Profile

			R$ thousand
Foreign Currency	Short Term	Long Term	Total
IDB	21,463	72,114	93,577
National Treasury	11,248	98,311	109,559
Eletrobras	8	50	58
Banco do Brasil S/A	4,611	9,108	13,719
Total Foreign Currency	37,330	179,583	216,913

Local Currency	Short Term	Long Term	Total
Eletrobras – COPEL	50,149	298,450	348,599
Eletrobras – Elejor	-	44,527	44,527
BNDES	6,416	27,322	33,738
Debentures – COPEL	754,445	266,680	1,021,125
Debentures – Elejor	16,031	259,566	275,597
Other	123	937	1,060
Total Local Currency	827,164	897,482	1,724,646

TOTAL	864,494	1,077,065	1,941,559

4. ADDITIONAL INFORMATION

Main operational and financial indicators

As of September 30, 2006

Generation
Number of plants - COPEL Geração:	18 (17 hydro and 1 thermal)
Number of power plants - COPEL Participações:	06 (04 hydro, 1 thermal and 1 eolic)
Total installed capacity - COPEL Geração:	4,550 MW
Total installed capacity - COPEL Participações:	595 MW
Number of automated power plants - COPEL Geração:	12
Number of step-up substations - COPEL Participações:	03
Number of step-up substations - COPEL Geração:	11
Number of automated step-up substations:	10
Availability of generating units over 10 MW - COPEL Geração:	94.74%

Transmission
Transmission lines:	7,194 km
Number of substations:	129
Number of automated substations:	129
Installed substation capacity:	15,444 MVA

Distribution
Distribution lines:	165,576 km
Number of substations:	237
Number of automated substations:	213
Installed capacity in13,8kV and 34,5kV substations:	1,607 MVA
Number of localities served:	1,108
Number of municipalities served:	393
Number of customers:	3,319,949
DEC (outage duration per customer, in hours and hundreds of an hour):	10.37
FEC (outage frequency per customer):	9.72 times

Telecommunication
Optical cable – main ring:	4,678 km
Self sustained optical cable:	4,339 km
Number of cities served:	158
Number of customers:	346

Administration
Number of employees (wholly-owned subsidiaries):	8,096
Customer per distribution employee:	569

Financial
Book Value (per 1,000 shares):	R$ 23.06
EBITDA:	R$ 1,431.6 million
Liquidity (Current Ratio)	0.97

Average Tariff Energy Purchased

			R$/MWh
Tariff	September 2006	September 2005	Change %

Auction – CCEAR 2005-2012	61.83	57.51	7.5
Auction – CCEAR 2006-2013	72.71	-	-
CIEN	70.85	88.24	(19.7)
Itaipu *	87.07	80.52	8.1
(*) Transport tariff included (Furnas)

Retail Tariffs

			R$/MWh
Tariff	September 2006	September 2005	Change %

Residential	242.12	269.36	(10.1)
Industrial	195.13	181.04	7.8
Commercial	233.12	241.94	(3.6)
Rural	152.42	163.98	(7.0)
Other	177.56	181.26	(2.0)
Total	210.07	214.99	(2.3)
ICMS not included

Energy Supply Tariff

			R$/MWh
Tariff	September 2006	September 2005	Change %

Small wholesale concessionaries	88.68	82.09	8.0
Auction – CCEAR 2005-2012	61.24	57.50	6.5
Auction - CCEAR 2006-2013	71.83	-	-

Energy Flow

GWh
Source	Jan - Sept 2006
Own Generation	7,309
Purchased Energy	21,931
Itaipu	3,489
Auction – CCEAR	8,589
Cien	2,621
Itiquira	703
MRE	5,214
CCEE	2
Other	1,313
Total available power	29,240
State Demand	13,402
Retail	13,060
Concessionaires	342
Free Customers	919
Bilateral Agreements	3,204
Auction – CCEAR	8,292
MRE	0
CCEE	1,387
Losses and Differences	2,036
Basin network losses	571
Distribution losses	1,313
CG contract allocation	152

CCEAR = Energy purchase agreements in the regulated market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of gravity of the Submarket (difference between hired energy and energy received from CG).
Amounts subject to changes after settlement by CCEE.

Shareholding Structure (on 09/30/2006)

						Millions of shares

Shareholders	COMMON	%	Preferred "A"	%	Peferred "B"	%	TOTAL	%

State of Paraná	85,029	58.6	-	-	14	0.0	85,042	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,609	13.5	121	30.0	100,783	78.6	120,513	44.0
In Brazil	15,291	10.5	121	30.0	68,956	53.8	84,368	30.8
ADS's	4,319	3.0	-	-	31,826	24.8	36,145	13.2
Other	564	0.4	282	70.0	143	0.1	989	0.4

TOTAL	145,031	100.0	403	100.0	128,221	100.0	273,655	100.0

FINANCIAL STATEMENTS

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS

	6/30/2005	12/31/2005	3/31/2006	6/30/2006	9/30/2006	9/30/2005

Current
Cash in hand	618,850	1,131,766	1,150,459	691,373	908,083	821,210
Customers and distributors	964,507	945,577	988,606	989,850	1,070,074	1,047,707
Allowance for doubtfull accounts	(128,200)	(79,073)	(81,978)	(112,729)	(134,223)	(137,600)
Third-parties services, net	3,395	7,349	8,489	9,389	9,002	5,226
Dividends receivable	2,152	3,665	2,573	1,436	1,373	2,152
Services in progress	6,863	12,132	11,625	14,716	17,341	9,748
CRC transferred to State Government	30,659	31,804	32,338	33,057	33,910	30,961
Taxes and social contributions paid in advance	96,768	131,038	103,682	148,790	130,510	25,908
Account for compensation of "Portion A"	204,621	128,187	86,018	139,427	107,794	184,203
Regulatory Assets - PASEP/COFINS	-	43,876	25,081	13,102	11,399	56,382
Bonds and linked deposits	35,291	43,746	44,271	21,267	39,892	38,269
Material and supplies	32,106	36,590	44,344	38,805	48,133	33,208
Other	41,211	33,587	43,858	60,508	58,382	41,427

	1,908,223	2,470,244	2,459,366	2,048,991	2,301,670	2,158,801

Long-term assets
Customers and distributors	105,883	104,483	99,996	104,023	99,654	99,318
CRC transferred to State Government	1,170,108	1,150,464	1,144,591	1,148,281	1,148,978	1,146,764
Taxes and social contributions paid in advance	539,852	526,505	523,615	472,968	493,640	563,123
Judicial Deposits	158,737	145,183	149,775	151,525	159,221	165,321
Account for compensation of "Portion A"	1,659	8,559	8,735	9,211	11,544	14,280
Regulatory Assets - PASEP/COFINS	111,925	43,608	49,173	20,361	-	32,680
Bonds and linked deposits	27,830	27,041	25,096	22,714	22,818	26,296
Intercompany receivables	34,473	35,357	35,722	36,040	36,319	34,931
Other	22,667	16,576	15,350	20,263	14,628	23,663

	2,173,134	2,057,776	2,052,053	1,985,386	1,986,802	2,106,376

Permanent
Investments	412,362	414,320	416,375	436,970	450,620	415,659
Property, plant and equipment	5,839,891	5,991,291	6,042,542	6,567,808	6,575,027	5,889,826
Deferred	5,309	5,375	5,314	33,665	28,375	5,136

	6,257,562	6,410,986	6,464,231	7,038,443	7,054,022	6,310,621

Total	10,338,919	10,939,006	10,975,650	11,072,820	11,342,494	10,575,798

LIABILITIES AND SHAREHOLDERS' EQUITY

	6/30/2005	12/31/2005	3/31/2006	6/30/2006	9/30/2006	9/30/2005

Current
Loans and financing	99,016	99,253	90,924	89,868	94,018	94,419
Debentures	61,055	115,703	723,043	772,528	770,476	51,500
Suppliers	1,061,096	1,162,415	1,265,631	443,723	516,583	1,115,990
Taxes and social contributions	230,177	310,942	207,193	238,726	298,322	331,997
Interest on own capital	27,050	114,467	115,429	40,429	113,976	27,047
Accrued payroll costs	81,792	108,326	109,482	93,830	106,402	93,618
Pension plan and other post-retirement benefits	127,587	132,902	126,415	128,420	126,899	123,704
Account for compensation of "Portion A"	46,871	65,664	64,020	116,889	101,028	74,755
Regulatory charges	68,731	41,280	59,429	42,666	42,264	66,806
Swap operations	-	-	-	-	-	-
Electric efficiency and development research	-	72,887	89,975	147,908	161,473	119
Other	19,369	34,501	34,847	37,348	49,808	24,772

	1,822,744	2,258,340	2,886,388	2,152,335	2,381,249	2,004,727

Long-term liabilities
Loans and financing	614,761	602,624	565,339	553,181	550,819	576,053
Debentures	1,142,601	1,226,525	530,252	523,079	526,246	1,141,485
Provision for contingencies	498,660	495,292	496,200	549,214	473,935	430,511
Debt with related party	-	-	-	50,333	50,333	-
Suppliers	206,372	176,609	152,251	325,393	303,301	191,492
Taxes and social contributions	61,196	37,236	38,809	42,534	37,775	94,368
Pension plan and other post-retirement benefits	514,991	486,854	486,198	476,504	471,147	508,066
Account for compensation of "Portion A"	7,647	24,912	14,548	11,702	40,084	40,874
Customers	-	-	1,465	-	-	-

	3,046,228	3,050,052	2,285,062	2,531,940	2,453,640	2,982,849

Minority interest	136,970	143,431	146,363	197,971	197,051	142,843

Shareholders' equity
Capital stock	3,480,000	3,480,000	3,480,000	3,875,000	3,875,000	3,480,000
Capital reserves	817,293	817,293	817,293	817,293	817,293	817,293
Revaluation reserve	-	-	-	-	11,882	-
Income reserves	1,035,684	1,189,890	1,360,544	1,498,281	1,606,379	1,148,086

	5,332,977	5,487,183	5,657,837	6,190,574	6,310,554	5,445,379

Total	10,338,919	10,939,006	10,975,650	11,072,820	11,342,494	10,575,798

QUARTERLY INCOME STATEMENT

Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

					Accumulated

	3Q2005	4Q 2005	1Q2006	2Q2006	3Q2006	9/30/2006	9/30/2005

Operating revenues
Electricity sales to final customers	1,369,441	1,382,595	1,387,612	1,377,140	1,336,701	4,101,453	3,893,288
Electricity sales to distributors	236,673	248,544	281,687	289,094	364,357	935,138	701,393
Use of transmission plant	69,001	68,167	69,224	74,082	79,735	223,041	199,829
Telecom revenues	12,333	19,146	13,873	12,817	12,322	39,012	37,929
Piped gas distribution	47,927	48,976	49,952	55,847	59,150	164,949	132,406
Other revenues	20,577	21,647	13,277	16,767	16,677	46,721	62,210
	1,755,952	1,789,075	1,815,625	1,825,747	1,868,942	5,510,314	5,027,055

Deductions from operating revenues	(529,653)	(518,177)	(502,020)	(533,931)	(496,970)	(1,532,921)	(1,444,417)

Net operating revenues	1,226,299	1,270,898	1,313,605	1,291,816	1,371,972	3,977,393	3,582,638
Operating expenses
Eletricity purchased for resale	(344,808)	(306,903)	(359,555)	(327,611)	(368,197)	(1,055,363)	(1,129,427)
Charges for the use of transmission grid	(152,083)	(155,746)	(158,060)	(122,501)	(128,585)	(409,146)	(375,052)
Payroll	(122,588)	(189,843)	(130,513)	(139,240)	(136,524)	(406,277)	(376,612)
Pension plan	(24,736)	(25,616)	(31,505)	(29,483)	(29,276)	(90,264)	(73,765)
Material	(13,563)	(18,178)	(16,078)	(17,228)	(16,133)	(49,439)	(44,287)
Raw material and supplies for generation of electricity	(50,269)	(2,469)	(6,146)	294,839	(4,002)	284,691	(59,601)
Natural gas and supplies for the gas business	23,124	(24,698)	(23,681)	(27,608)	(63,131)	(114,420)	(117,596)
Third-party services	(50,362)	(53,316)	(51,097)	(51,860)	(61,223)	(164,180)	(143,827)
Depreciation and amortization	(83,518)	(83,842)	(85,437)	(90,257)	(99,164)	(274,858)	(245,064)
Regulatory charges	(114,072)	(97,645)	(137,182)	(84,458)	(132,985)	(354,625)	(332,021)
Electric efficiency and development research	(4,005)	(37,384)	(22,627)	(6,370)	(12,687)	(41,684)	(9,387)
Taxes	(34,231)	1,191	(5,110)	(133)	(652)	(5,895)	(43,701)
Expenses recoverable	5,733	7,210	13,130	9,679	10,159	32,968	19,031
Other	(21,927)	(29,564)	(21,146)	(117,276)	(33,737)	(172,159)	(85,824)

	(987,305)	(1,016,803)	(1,035,007)	(709,507)	(1,076,137)	(2,820,651)	(3,017,133)

Result of operations	238,994	254,095	278,598	582,309	295,835	1,156,742	565,505

Financial income (expenses)
Financial income	79,023	127,794	115,308	414,423	75,159	604,890	268,485
Financial expenses	(138,813)	(158,062)	(122,645)	(54,501)	(116,991)	(294,137)	(339,220)
	(59,790)	(30,268)	(7,337)	359,922	(41,832)	310,753	(70,735)

Equity investment	981	1,899	1,930	(3,208)	2,484	1,206	7,151

Operating income (expenses)	180,185	225,726	273,191	939,023	256,487	1,468,701	501,921

Non-operating income (expenses)	(3,869)	(1,547)	(3,652)	(41,234)	(1,303)	(46,189)	(9,099)

Income (loss) before income tax	176,316	224,179	269,539	897,789	255,184	1,422,512	492,822

Income tax and Social contribution
Income tax	(43,952)	(19,853)	(69,739)	(238,675)	(46,771)	(355,185)	(125,051)
Social contribution	(16,482)	(7,640)	(25,246)	(86,226)	(17,233)	(128,705)	(45,656)
	(60,434)	(27,493)	(94,985)	(324,901)	(64,004)	(483,890)	(170,707)

Net income (loss) before	115,882	196,686	174,554	572,888	191,180	938,622	322,115
Minority interest

Minority interest	(3,480)	(3,371)	(3,900)	(3,141)	918	(6,123)	(13,053)

Net income (loss)	112,402	193,315	170,654	569,747	192,098	932,499	309,062

Earning per thousand shares	0.4107	0.7064	0.6236	2.0820	0.7020	3.4076	1.1294

FINANCIAL STATEMENTS - SUBSIDIARIES

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

SUMMARIZED FINANCIAL STATEMENTS
as of September 30, 2006
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	GER	TRA	DIS	TEL	PAR
					Consolidated

Current
Cash in hand	423,038	53,532	249,375	7,062	141,006
Customers and distributors, net	167,006	48,279	703,066	-	76,569
Third-parties services, net	1,866	348	43	9,872	-
Dividends receivable	-	-	-	-	1,350
Services in progress	2,782	3,498	10,830	-	231
CRC transferred to State Government	-	-	33,909	-	-
Taxes and social contributions paid in advance	27,415	10,802	152,367	2,239	3,986
Account for compensation of "Portion A"	-	-	107,794	-	-
Regulatory Assets - PASEP/COFINS	-	-	11,399	-	-
Bonds and linked deposits	22,003	503	17,323	-	63
Prepaid receivables	1,627	1,601	15,300	153	2,831
Other	8,523	4,074	30,245	1,239	5,749
Material and supplies	190	9,158	31,360	6,894	531
	654,450	131,795	1,363,011	27,459	232,316
Long-term assets
Customers and distributors	40,014	-	72,091	-	26,343
CRC transferred to State Government	-	-	1,148,978	-	-
Taxes and social contributions paid in advance	47,509	55,386	222,702	9,448	11,456
Judicial Deposits	9,004	17,213	69,224	530	557
Account for compensation of "Portion A"	-	-	11,544	-	-
Regulatory Assets - PASEP/COFINS	-	-	-	-	-
Bonds and linked deposits	-	4,762	18,056	-	-
Intercompany receivables	359,056	-	-	-	-
Prepaid receivables	3,476	-	2,084	-	309
Assets and rights for disposal	936	56	62	-	1,758
Other	-	-	5,727	-	220
	459,995	77,417	1,550,468	9,978	40,643
Permanent
Investments	4,150	2,257	419	-	439,132
Property, plant and equipment	2,852,012	1,194,124	1,152,249	181,517	1,195,125
Deferred	-	-	-	-	28,375
	2,856,162	1,196,381	1,152,668	181,517	1,662,632

Total	3,970,607	1,405,593	4,066,147	218,954	1,935,591

GER: Geração. TRA: Transmissão. DIS: Distribuição. TEL: Telecomunicação. PAR: Participações

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR
					Consolidated

Current
Loans and financing	52,203	16,303	19,096	-	6,416
Debentures	-	-	610,446	-	16,031
Suppliers	41,820	8,880	465,664	2,597	73,207
Taxes and social contributions	95,715	22,102	186,289	1,003	4,411
Interest on own capital	-	106,954	-	916	63,094
Accrued payroll costs	18,214	15,986	64,971	5,320	1,801
Pension plan and other post-retirement benefits	24,821	23,144	73,280	5,500	144
Account for compensation of "Portion A"	-	-	101,028	-	-
Regulatory charges	6,095	1,586	34,469	-	114
Electric efficiency and development research	25,825	9,618	125,065	-	965
Concession charges - Aneel' consent	-	-	-	-	19,808
Other	13,901	2,384	32,040	1,020	567
	278,594	206,957	1,712,348	16,356	186,558
Long-term liabilities
Loans and financing	308,466	67,133	103,371	-	71,849
Debentures	-	-	-	-	259,566
Provision for contingencies	41,427	47,796	135,802	289	3,001
Intercompany receivables	-	-	-	-	500,333
Suppliers	192,243	-	95,941	-	41,461
Taxes and social contributions	-	6,923	14,818	-	16,033
Pension plan and other post-retirement benefits	87,905	78,016	287,341	16,197	1,688
Account for compensation of "Portion A"	-	-	40,084	-	-
	630,041	199,868	677,357	16,486	893,931
Minority interest	-	-	-	-	197,051
Shareholders' equity
Capital stock	2,338,932	772,389	1,607,168	187,894	586,975
Capital reserves	-	-	-	701	-
Revaluation reserve	-	-	-	-	11,882
Income reserves	129,472	151,739	-	-	74,657
Accrued (losses) income	593,568	74,640	69,274	(2,483)	(15,463)
	3,061,972	998,768	1,676,442	186,112	658,051

Total	3,970,607	1,405,593	4,066,147	218,954	1,935,591

GER: Geração. TRA: Transmissão. DIS: Distribuição. TEL: Telecomunicação. PAR: Participações

SUMMARIZED FINANCIAL STATEMENTS
as of September 30, 2006
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	GER	TRA	DIS	TEL	PAR
					Consolidated

Operating revenues	975,131	323,121	4,233,116	62,592	300,054
Electricity sales to final customers	104,133	-	3,998,490	-	1,691
Electricity sales to distributors	864,814	-	75,392	-	115,018
Use of transmission plant	-	320,877	118,441	-	-
Telecom revenues	-	-	-	62,592	-
Piped gas distribution	-	-	-	-	182,533
Other revenues	6,184	2,244	40,793	-	812
Deductions from operating revenues	(133,836)	(35,863)	(1,308,959)	(8,900)	(45,363)
Net operating revenues	841,295	287,258	2,924,157	53,692	254,691
Operating expenses
Eletricity purchased for resale	(54,081)	-	(1,117,517)	-	(3,851)
Charges for the use of transmission grid	(136,431)	-	(482,376)	-	(6,620)
Payroll and pension plan	(78,858)	(65,719)	(318,903)	(20,523)	(8,815)
Material	(6,011)	(2,710)	(39,351)	(1,058)	(305)
Raw material and supplies for generation of electricity	267,079	-	-	-	-
Natural gas and supplies for the gas business	-	-	-	-	(114,420)
Third-party services	(37,898)	(12,245)	(126,932)	(4,449)	(5,779)
Depreciation and amortization	(77,327)	(30,404)	(117,939)	(20,144)	(29,044)
Regulatory charges	(30,715)	(2,499)	(320,548)	-	(863)
Electric efficiency and development research	(8,670)	(3,061)	(29,238)	-	(715)
Taxes	(632)	(399)	(2,528)	(415)	(162)
Expenses recoverable	14,442	141	19,330	14	42
Concession charges - Aneel' consent	-	-	-	-	(14,062)
Other	18,570	(5,039)	(133,945)	(721)	(3,914)
	(130,532)	(121,935)	(2,669,947)	(47,296)	(188,508)
Result of operations	710,763	165,323	254,210	6,396	66,183
Financial income (expenses)
Financial income	367,270	4,932	205,664	812	18,162
Financial expenses	(40,234)	(4,868)	(131,390)	(510)	(33,755)
	327,036	64	74,274	302	(15,593)
Equity investment	-	-	-	-	1,055
Operating income (expenses)	1,037,799	165,387	328,484	6,698	51,645
Non-operating income (expenses)	(190)	(522)	(4,743)	(135)	(40,994)
Income (loss) before income tax
and Minority interest	1,037,609	164,865	323,741	6,563	10,651
Income tax and Social contribution	(314,542)	(42,991)	(98,383)	(2,419)	(19,991)
Minority interest	-	-	-	-	(6,123)
Net income (loss)	723,067	121,874	225,358	4,144	(15,463)

GER: Geração. TRA: Transmissão. DIS: Distribuição. TEL: Telecomunicação. PAR: Participações

CASH FLOW

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001 -20 Public Company - CVM 1431-1 www.copel.com copel@copel.com

STATEMENT OF CASH FLOW
as of September, 30, 2006 and 2005
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

	Consolidated

	2006	2005

OPERATING ACTIVITIES	787,149	692,165

Net income for the period	932,499	309,062
Non-cash expenses (revenues):	640,038	373,997
Provision (reversion) for doubtful accounts	64,767	52,730
Depreciation and Amortization	274,858	245,064
Long-term monetary variation - net	(3,546)	(34,223)
Equity Result	(5,038)	(10,527)
Deferred Income tax and social contribution	45,200	(65,797)
Provision for long-term liabilities	168,692	146,180
Regulatory assets write-offs - Pasep/Cofins	25,865	-
Other Long-term asset write-offs	63	64
Permanent asset at service write-off - net	11,574	14,757
Deferred asset write-off	-	103
Investment goodwill amortization	3,983	3,606
Minority interets	53,620	22,040
Current asset variation	(22,487)	(58,445)
Current liability variation	(701,512)	138,202
Long-term asset investment	(61,389)	(70,651)

INVESTMENT ACTIVITIES	(805,174)	(420,596)

Interest in Subsidiaries:	(433,391)	(2,508)
Disposal of investments	-	148
Dividends and interest on own capital	4,282	1,999
Investment in fixed assets
In generation	(4,426)	(13,284)
In generation (Centrais Elétricas do Rio Jordão S.A. - Elejor)	(58,780)	(152,112)
In transmission	(105,301)	(94,988)
In distribution	(214,779)	(173,563)
In telecom	(19,584)	(12,935)
In gas plumbing (Companhia Paranaense de Gás - Compagas)	(8,546)	(6,494)
General facilities	(6)	-
Consumers' contribution	35,379	33,576
Deffered investment	(22)	(435)

FINANCING ACTIVITIES	(205,658)	16,549

Loans and financing	(57,777)	(495,414)
Debentures	(63,390)	576,268
Dividends	(84,491)	(64,305)

TOTAL CHANGE IN CASH POSITION	(223,683)	288,118

Cash position - beginning of the period	1,131,766	533,092
Cash position - end of the period	908,083	821,210

Cash variation	(223,683)	288,118

3Q06 RESULTS
CONFERENCE CALL

Presentation: Mr. Rubens Ghilardi. CEO and Mr. Paulo Roberto Trompczynski. CFO and IRO

Date & Time:	Monday. November 13. 2006
11 am (Brasília time)

Number:	(55 11) 2101-4848

The conference call will also be broadcasted through the internet, on www.copel.com/ir.

Investor relations - COPEL
ri@copel.com

Phone	Fax
(55 41) 3222-2027	(55 41) 3331-2849

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances. industry conditions. company performance. and financial results. Any statements. expectations. capabilities. plans and assumptions contained in this press release that do not describe historical facts. such as statements regarding the declaration or payment of dividends. the direction of future operations. the implementation of principal operating and financing strategies and capital expenditure plans. the factors or trends affecting financial condition. liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many ass umptions and factors. including general economic and market conditions. industry conditions. and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2006

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.